Exhibit 99.8

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. : 33 (1) 47 44 37 76
Patricia MARIE
Tel. : 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel. : 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 214 875 300 euros
542 051 180 R.C.S. Nanterre
www.total.com

Total awarded exploration block in Libya
Paris, October 3, 2005 — Total has been awarded an exploration block within the framework of the second international bidding round launched by Libya.
The block 42 2/4 is located in the Cyrenaique basin in eastern Libya with an area of around 3,400 square kilometres.
Appreciation works including seismic and drilling are planned on the block.
Total is the operator of the block with a 60% interest in partnership with the Japanese Company Inpex (40%).
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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com